EXHIBIT 8(a)

[Form of Tax Opinion of Sullivan & Cromwell LLP]

            , 2004

Wachovia Corporation,

301 South College Street,

Charlotte, North Carolina 28288-0013.

Ladies and Gentlemen:

We have acted as counsel to Wachovia Corporation, a North Carolina corporation (“Wachovia”), in connection with the planned merger (the “Merger”) of SouthTrust Corporation, a Delaware corporation (“SouthTrust”), with and into Wachovia, pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of June 20, 2004, by and between Wachovia and SouthTrust as described in the Joint Proxy Statement-Prospectus of Wachovia and SouthTrust (the “Joint Proxy Statement-Prospectus”), which is part of the Registration Statement on Form S-4 of Wachovia filed in connection with the Merger. All capitalized terms used and not otherwise defined herein have the meanings provided in the Agreement.

For purposes of this opinion, we have reviewed the Agreement and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed, with your consent, the following:

(i)	The Merger will be completed in the manner set forth in the Agreement and the Joint Proxy Statement-Prospectus; and

(ii)	The representations contained in the letters of representation from Wachovia and SouthTrust to us, both dated , 2004 were true and complete when made and will be true and complete at the Effective Time, in each case without regard to any qualifications as to knowledge, belief or intent.

On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law which may change prior to the effective date, that:

(i)	The Merger will be treated for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

(ii)	Each of Wachovia and SouthTrust will be a party to the reorganization within the meaning of Section 368(b) of the Code; and

(iii)	No gain or loss will be recognized by shareholders of SouthTrust who receive shares of Wachovia Common Stock in exchange for SouthTrust Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional share interests; provided, however, that his opinion applies only to SouthTrust shareholders that are “U.S. persons,” for federal income tax purposes and that hold their SouthTrust Common Stock as a capital asset within the meaning of Section 1221 of the Code, and does not apply to shareholders who acquired their SouthTrust Common Stock through the exercise of options, or otherwise as compensation, or who are otherwise subject to special treatment under the U.S. federal income tax laws (including insurance companies, dealers in securities or foreign currency, and financial institutions).

This opinion is limited to the federal income tax laws of the United States and does not purport to discuss the consequences or effectiveness of the Merger under any other laws.

Wachovia Corporation

            , 2004

We hereby consent to the reference to us under the heading “Material Federal Income Tax Consequences” in the Joint Proxy Statement-Prospectus and the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

SULLIVAN & CROMWELL LLP